October 30, 2020
VIA EDGAR TRANSMISSION
CONFIDENTIAL – CORRESPOND
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
ATTN: Andi Carpenter, Staff Attorney

RE: Registrant Response to Commission Comment Letter, dated 30 October 2020
  Registrant: Capstone Companies, Inc.
  Form 10-K for the Fiscal Year Ended December 31, 2019
  Form 10-Q for the Fiscal Quarter Ended March 31, 2020
  Form 10-Q for the Fiscal Quarter Ended June 30, 2020
  Registrant File Number 000-28831

Dear Division of Corporation Finance:
This letter by Capstone Companies, Inc. (“Company”) is in response to the Comment Letter, dated 27 October 2020, (“Comment Letter”) from the Division of Corporation Finance, Office of Manufacturing.   Company’s response to the Comment Letter is:
SOLE SEC COMMENT:
Form 10-K for The Fiscal Year Ended December 31, 2019
Item 9A Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 47
1. We note on page 48 that your company's management reached a conclusion on internal control over financial reporting twice. Please amend this filing to state your company management's conclusion on disclosure controls and procedures in addition to the conclusion on internal control over financial reporting. Refer to Item 307 of Regulation S-K. This comment applies to the Forms 10-Q for the quarterly period ended March 31, 2020 and June 30, 2020.
Capstone Companies, Inc.
431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441

Ph: (954) 570-8889? Fax: (954)570-6678 ? Email: info@capstonecompaniesinc.com
www.capstonecompaniesinc.com

COMPANY RESPONSE:
The Company will file an amendment number one to the Form 10-K for the Fiscal Year Ended December 31, 2019, to restate the paragraph about the effectiveness of internal and disclosure controls and procedures in Item 9A (Evaluation of disclosure controls and procedures) in its entirety.  The revision will read:
Management of the Company carried out an evaluation, under the supervision and with the participation of Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2019, which is the end of the period covered by this Form 10-K Report. The evaluation was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”). Based on this evaluation, Company’s CEO and CFO have concluded that such disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Company in reports that it files or submits under the Exchange Act (1) is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms and (2) is accumulated and communicated to Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, our management also concluded that our internal control over financial reporting, as of December 31, 2019, was effective at the reasonable assurance level.
The Company will file an amendment to the Form 10-Q for the Fiscal Quarter Ended March 31, 2020, to restate the paragraph in Item 4 (Evaluation of disclosure controls and procedures) in its entirety.  The revision will read:
Management of the Company carried out an evaluation, under the supervision and with the participation of Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2020, which is the end of the period covered by this Form 10-Q Report. The evaluation was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”). Based on this evaluation, Company’s CEO and CFO have concluded that such disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Company in reports that it files or submits under the Exchange Act (1) is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms and (2) is accumulated and communicated to Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, our management also concluded that our internal control over financial reporting, as of March 31, 2020, was effective at the reasonable assurance level.
Capstone Companies, Inc.
431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441

Ph: (954) 570-8889? Fax: (954)570-6678 ? Email: info@capstonecompaniesinc.com
www.capstonecompaniesinc.com

The Company will file an amendment to the Form 10-Q for the Fiscal Quarter Ended June 30, 2020, to restate the paragraph in Item 4 (Evaluation of disclosure controls and procedures) in its entirety.  The revision will read:
Management of the Company carried out an evaluation, under the supervision and with the participation of Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2020, which is the end of the period covered by this Form 10-Q Report. The evaluation was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO Criteria). Based on this evaluation, Company’s CEO and CFO have concluded that such disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Company in reports that it files or submits under the Exchange Act (1) is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms and (2) is accumulated and communicated to Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, our management also concluded that our internal control over financial reporting, as of June 30, 2020, was effective at the reasonable assurance level.
The Company and its management acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Commission Staff.
Please direct any correspondence to James McClinton, Chief Financial Officer, at telephone (954) 570-8889, extension 301, or email: gmcclinton@capstoneindustries.com.

Sincerely,
/S/ James McClinton
James McClinton, Chief Financial Officer

Capstone Companies, Inc.
431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441

Ph: (954) 570-8889? Fax: (954)570-6678 ? Email: info@capstonecompaniesinc.com
www.capstonecompaniesinc.com